# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nomad Foods Ltd, CIK 0001651717
CUSIP: G6564A105
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: Forge, 43 Church Street West, Woking, United Kingdom (X0), GU21 6HT
Date of event which requires filing of this statement: 02/24/2026
Filed by CIK 0001416192
Persons authorized to receive notices and communications: Noam Gottesman, 450 W. 14th Street, 13th Floor, New York, New York (NY), 10014, (212) 524 -7300

## Reporting persons
- Noam Gottesman (CIK 0001416192): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,080,101; sole dispositive power 0; shared dispositive power 10,080,101; aggregate amount beneficially owned 10,080,101 (7.1% of the class)
  Comment: * See Item 5.
- TOMS Capital Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,708,560; sole dispositive power 0; shared dispositive power 6,708,560; aggregate amount beneficially owned 6,708,560 (4.7% of the class)
  Comment: * See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Nomad Foods Ltd
Address of issuer's principal executive offices: Forge, 43 Church Street West, Woking, United Kingdom (X0), GU21 6HT
Comment: This Amendment No. 7 (the "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 12, 2018 (as amended by Amendment No. 1 filed on January 7, 2019, Amendment No. 2 filed on January 6, 2020, Amendment No. 3 filed on December 7, 2020, Amendment No. 4 filed on January 6, 2021, Amendment No. 5 filed on May 25, 2021 and Amendment No. 6 filed on May 11, 2022, the "Statement") with respect to the ordinary shares, no par value (the "Ordinary Shares"), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer"). Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended as follows:

This Statement is being filed by Noam Gottesman ("Gottesman") and TOMS Capital Investments LLC, a Delaware limited liability company ("TCI", and together with Gottesman, collectively referred to as the "Reporting Persons").

This Amendment also constitutes an exit filing for TOMS Acquisition I LLC, a Delaware limited liability company ("TOMS Acquisition"), Guy Weltsch ("Weltsch"), Alejandro San Miguel, ("San Miguel"), Anup Patel ("Patel") and Lavender Fiduciary Management Inc., a Wyoming corporation, as trustee of various trusts established by Weltsch and San Miguel ("Lavender", and together with Weltsch, San Miguel and Patel and any other holder of which they have sole beneficial ownership, collectively referred to as the "TOMS Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction: On February 24, 2026, Gottesman notified the TOMS Reporting Persons that the Amended and Restated Irrevocable Proxy Agreement, dated as of January 6, 2021, by and among Gottesman, Weltsch, San Miguel, Patel, and Lavender (the "Proxy Agreement"), previously filed as Exhibit D to Amendment No. 4 to the Statement filed on January 6, 2021 was terminated effective immediately (the "Termination Letter"). Pursuant to the Proxy Agreement, Gottesman had the power to vote the TOMS Reporting Persons' Ordinary Shares, which were held by certain employees or trusts established by those employees of TOMS Capital LLC, Gottesman's family office ("TOMS Capital"). As a result of the termination of the Proxy Agreement, (i) Gottesman no longer has beneficial ownership of the Ordinary Shares owned by the TOMS Reporting Persons and (ii) Gottesman and the TOMS Reporting Persons shall no longer be considered a "group" for purposes of Section 13(d) under the Exchange Act. Additionally, subsequent to the last amendment, the Ordinary Shares directly held by TOMS Acquisition were distributed to the TOMS Reporting Persons and other employees of TOMS Capital for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

All percentages below have been calculated based on 142,086,092 Ordinary Shares outstanding as of February 24, 2026.

As of the date hereof, Gottesman beneficially owns, directly or indirectly, an aggregate of 10,080,101 Ordinary Shares consisting of shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of (A) 3,371,541 Ordinary Shares held directly by Gottesman and
(B) 6,708,560 Ordinary Shares held indirectly by TCI through a wholly-owned subsidiary of TCI. In the aggregate, such 10,080,101, 3,371,541 and 6,708,560 Ordinary Shares represent approximately 7.1%, 2.4% and 4.7% of all outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

Except as otherwise described herein, no transactions were effected by the Reporting Person in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Statement is hereby amended by adding the following:

The information regarding the Termination Letter under Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit C - Joint Filing Agreement among the Reporting Persons, dated January 6, 2021 (incorporated by reference to Exhibit C to the Amendment filed by the Reporting Persons with respect to the Issuer on January 6, 2021).

Exhibit D - Termination Letter, dated February 24, 2026.

## Signatures
- Noam Gottesman: /s/ Noam Gottesman, Noam Gottesman (02/26/2026)
- TOMS Capital Investments LLC: /s/ Anthony Lee, Anthony Lee / Authorized Person (02/26/2026)